082-03470



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260



09046146

13th April, 2009

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

<u>**Corporate Governance requirements under Clause 49
of the Listing Agreement – Quarterly Compliance Report**</u>

We enclose the Compliance Report in the prescribed format for the quarter ended 31st March, 2009, in respect of Corporate Governance requirements under Clause 49 of the Listing Agreement.

The above Report is also being posted on the Corporate Filing and Dissemination System (CFDS) in terms of Clause 52 of the Listing Agreement.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above


ITC Limited

cc: Securities Exchange Commission
        Division of Corporate Finance
        Office of International Corporate Finance
        Mail Stop 3-9
        450 Fifth Street
        Washington DC 20549
        U.S.A.

cc: Societe de la Bourse de Luxembourg
        11 Avenue de la Porte - Neuve
        L-2227 Luxembourg.

ITC Limited
Corporate Governance – for the Quarter ended 31st March, 2009

Particulars	Clause of Listing agreement	Compliance status (Yes/No/NA)	Remarks
I. Board of Directors	49 (I)	Yes	
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II. Audit Committee	49 (II)	Yes	
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 II(D)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III. Subsidiary Companies	49 (III)	NA	The Company does not have any material non-listed Indian subsidiary.
IV. Disclosures	49 (IV)	Yes	
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Disclosure of Accounting Treatment	49 (IV B)	NA	Deviations, if any, will be reported in the Corporate Governance Report forming part of the Annual Report
(C) Board Disclosures	49 (IV C)	Yes	

ITC Limited

(R. K. Singhi)
Senior Deputy Secretary

ITC Limited
Corporate Governance - for the Quarter ended 31st March, 2009

Particulars	Clause of Listing agreement	Compliance status (Yes/No/NA)	Remarks
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	NA	The Company has not made any public issue, rights issue, preferential issue in the recent past.
(E) Remuneration of Directors	49 (IV E)	Yes	Disclosures, as necessary, are being made in the Corporate Governance Report forming part of the Annual Report.
(F) Management	49 (IV F)	Yes	49 (IV F)(i) : Management Discussion & Analysis forms part of the respective years' Directors' Report. 49 (IV F)(ii) : Material financial and commercial transactions as covered under this sub-clause, if any, will be disclosed to the Board. Senior management is also required to provide a nil disclosure to the Board, even if there are no such transactions.
(G) Shareholders	49 (IV G)	Yes	
V. CEO/CFO Certification	**49 (V)**	**Yes**	
VI. Report on Corporate Governance	**49 (VI)**	**Yes**	
VII. Compliance	**49 (VII)**	**Yes**	

ITC Limited

(R. K. Singhi)
Senior Deputy Secretary